UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Hatteras Lower Middle Market Buyouts Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Hatteras Investment Partners, LP

8510 Colonnade Center Drive, Suite 150

Raleigh, North Carolina 27615

Telephone Number (including area code):

(919) 846-2324

Name and address of agent for service of process:

David B. Perkins

Hatteras Investment Partners, LP

8510 Colonnade Center Drive, Suite 150

Raleigh, North Carolina 27615

with a copy to:

Joshua B. Deringer, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ x ]	Yes	[ ]	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Raleigh in the state of North Carolina, as of the 22nd day of September, 2022.

Hatteras Investment Partners, LP

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Initial Trustee

Attest:	/s/ Brittney Chick-Reny
Name: Brittney Chick-Reny